Exhibit B:

No. 3 shareholder makes surprise bid for GenCorp


Mark Larson  Staff writer
Published: November 11, 2004
------------------------------------------------------------
   A New York City hedge fund and major investor in GenCorp Inc. blasted the company's leadership on Thursday and made an unsolicited offer to acquire it for a price that values the defense and aerospace manufacturer at more than $770 million.

   Calling GenCorp's moves this week to sell more than 8.6 million shares of stock and up to $75 million in convertible debt "another example of the incorrect and misguided business decisions (that) its board continues to make," Steel Partners II LP sent a letter to GenCorp's board making the buyout offer at $17 a share.

   Steel declined any further comment.

   A GenCorp spokeswoman was unavailable for comment Thursday morning. However, Rancho Cordova-based GenCorp acknowledged in a press release Thursday that it had received a letter from Steel Partners "seeking to enter into negotiations to acquire all of the shares of the company for $17 a share."

   GenCorp said it is meeting with advisers to consider its answer, and "will publicly advise its stockholders of its response."

   The move and the reasons behind it found favor with another major investor in GenCorp. Mario Gabelli, whose Gabelli Asset Management Inc. is the largest private shareholder in GenCorp, also criticized this week's financing moves backed by the company and chairman Terry Hall.

   "Terry Hall's proposal is the catalyst that sparked it off," said Gabelli, whose funds hold 17.8 percent of the common stock. Gabelli said Hall's latest move would "give away 20 percent of the company" at an estimated $14 a share. He said he's glad Steel Partners stepped up with a $17 a share offer.

   "I would resign, if I was Terry, for doing what he did," Gabelli said. "Maybe we should listen to Steel Partners as to why they think this company is worth at least $17 (a share)."

   Gabelli also fumed over GenCorp's selloff this year of its long-troubled auto parts division, which he said was undervalued by hundreds of millions of dollars. "Someone should stand up and say, 'This is not an airline.' "

   Now GenCorp's board "is obliged to say, 'Let's re-examine' " Hall's latest proposal, Gabelli said, and give an ear to Steel Partners.

 An activist investor

   There were early hints of a possible move by Steel Partners. In January 2003, The Daily Deal reported that Warren Lichtenstein, head of Steel Partners, might seek board representation at GenCorp or propose changes to the company's capitalization and operations.

   At that point, Steel Partners owned 6.3 percent. Later stock buys boosted its stake to 8.3 percent, as of GenCorp's February proxy statement. The size makes Steel Partners the third-largest owner of GenCorp, behind Gabelli and the GenCorp Employee Savings Plans.

   Lichtenstein, contacted early this year by The Business Journal about his intentions in buying up GenCorp stock, declined comment.

 Trigger

   The trigger for the buyout offer, Steel Partners said, was GenCorp's announcement Monday that it would privately offer up to $75 million of convertible debt and publicly offer 8.6 million shares of common stock. The company now has about 45 million shares outstanding.

   Steel called the move "unnecessary, dilutive and not in the best interests of the company's shareholders."

   Steel's complaints include:

   * "Many mistakes (GenCorp) has made in allocating the company's capital and the poor job it has done managing the day-to-day operations of the company's various businesses," including the managing and this year's selloff of the GDX Automotive division;

   * Compensation agreements with employees, including severance agreements with 10 officers and bonuses paid for "less then stellar" performances;

   * "A game of gin rummy" of buying and selling businesses "with no clear corporate strategy and with very poor results" -- Steel Partners estimated that GenCorp lost $300 million on the GDX sale;

   * The decision to sell debt -- when GenCorp was already taking steps to sell its Fine Chemicals division, for an estimated value of more than $120 million -- as an example of a wrongheaded move to raise capital. "The board should be focusing on maximizing the return on the company's existing capital and not raising additional capital."

   Steel asserts in its statement that GenCorp's shares are "undervalued" and that the issuance of new equity "is not in the best interests of the company's stockholders."

   Steel indicated that it had pushed to no avail for corporate governance reforms at GenCorp. In exchange, Steel offered to curtail its power as a major shareholder by capping the number of shares it could own and by agreeing not "to commence a proxy contest or otherwise influence the board."

   Steel ended its letter with a threat: "If the board decides not to seriously consider our proposal and proceeds with the financings, Steel Partners will consider nominating a slate of directors for election at the next annual meeting of stockholders."

   Shares of GenCorp shot up as much as 25 percent in heavy trading Thursday on news of the takeover bid, to more that $17 a share. It closed at a 52-week record of $17.50 per share, up 24 percent or $3.35 for the day.



Copyright(c) American City Business Journals Inc.
All rights reserved.